EXHIBIT 99.1

Early Warning Release

TORONTO, Aug. 20, 2019 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) and Macer Forest Holdings Inc. (“Macer”) report that Macer has acquired and Brookfield has disposed of an aggregate of 7,513,262 common shares (the “Shares”) in the capital of Acadian Timber Corp. (“Acadian”), pursuant to a private transaction at a price of $17.00 per Share totaling aggregate consideration of approximately $128 million in cash. The Shares represent approximately 45% of the issued and outstanding common shares of Acadian.

Macer acquired the Shares for investment purposes. Prior to the transaction, Macer did not hold any securities of Acadian; however, Malcolm Cockwell, the President and principal shareholder of Macer and an associate own 214,400 common shares of Acadian. Macer may acquire or dispose of additional securities of Acadian in the future on the open market, through private transactions or otherwise, as the circumstances or market conditions warrant.

Brookfield disposed of the Shares as part of its investment strategy. Brookfield no longer owns or controls any shares of Acadian and, at this time, Brookfield has no intention to acquire additional securities of Acadian.

The Shares were acquired pursuant to the private agreement exemption in accordance with section 4.2 of National Instrument 62-104 – Take-Over Bids and Issuer Bids.

As a result of this transaction, Benjamin Vaughan has resigned from his position as Chairman of Acadian’s Board of Directors, effective immediately. Malcolm Cockwell, current director of Acadian and a principal of Macer, has assumed the role of Chairman of Acadian’s Board. Brookfield Timberlands Management LP (“Brookfield LP”), a subsidiary of Brookfield, is continuing to act as external manager to Acadian in accordance with the terms of the asset management agreement between Brookfield LP and Acadian.

In accordance with National Instrument 62-103, an Early Warning Report with additional information in respect of the foregoing matters will be filed in respect of the transaction for Brookfield and Macer. A copy of such report may be obtained from the SEDAR profile of Acadian at www.sedar.com.

Acadian’s head office is located at Suite 1800 – 1055 West Georgia Street, PO Box 11179, Royal Centre, Vancouver, B.C. V6E 2R5.

Brookfield Asset Management Inc. is a leading global alternative asset manager with over $385 billion in assets under management. The company has more than a 120-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

Brookfield’s head office is located at Brookfield Place, 181 Bay Street, Suite 300, Toronto, ON M5J 2T3.

Macer Forest Holdings Inc. is incorporated pursuant to the laws of Ontario. Its principal business is to acquire and hold for the long-term shares of companies owning and operating forest and recreational properties.

Macer’s head office is located at 400 – 51 Yonge Street, Toronto, ON  M5E 1J1.

For more information on Brookfield, please visit Brookfield’s website at www.brookfield.com or contact:

Claire Holland Communications & Media Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

For more information on Macer, please contact:

Malcolm Cockwell, RPF President Tel: (705) 754-2198 Email: mcockwell@haliburtonforest.com